Towngas
The Hong Kong and China Gas Company Limited

16 April 2005

Our ref : CS/GL/L/05-14

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, [redacted]
Washington DC
U.S.A.

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of the newspaper advertisement on 8 April 2005 in respect of the Notice of Annual General Meeting and Proposed Amendments to the Articles of Association;

2. A copy of 2004 Annual Report;

3. A copy of the circular to shareholders in respect of Notice of Annual General Meeting, Proposals for Re-election of Retiring Directors, General Mandates to Issue Shares and Repurchase Shares and Amendments to the Articles of Association;

4. A copy of Proxy Form (Annual General Meeting – 4 May 2005).

Thank you for your attention.

Yours faithfully

Gabriel Li
Corporate Services Manager

GL/pl

Encl.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Asian Wall Street Journal **8 April 2005**

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited will be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 4th May 2005 at noon for the following purposes:

1. To receive and consider the statement of accounts for the year ended 31st December 2004 and the reports of the Directors and Auditors thereon.
2. To declare a final dividend.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.
5. To approve each Director's fee at the rate of HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of HK$130,000 per annum.
6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions and a special resolution respectively:–

Ordinary Resolutions

(I) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(III) "**THAT** conditional upon the passing of Resolutions 6(I) and 6(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(II) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(I) of the powers of the Company to purchase such shares, provided that such amount

The Asian Wall Street Journal 8 April 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board proposes to amend the Articles of Association to ensure compliance with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the AGM. A circular containing, inter alia, information on the proposed amendments to the Articles of Association together with a notice convening the AGM is to be despatched to the Shareholders upon publication of this announcement.

The board of directors of the Company (the "Board") proposes to amend the articles of association of the Company (the "Articles of Association") to ensure compliance with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The proposed amendments to the Articles of Association include the following:

(a) a poll may be demanded at any general meeting in accordance with the procedures set out in the Articles of Association, the Companies Ordinance and the Listing Rules; and

(b) at each annual general meeting, the following directors shall retire from office:

   (i) one-third of the directors other than the executive directors (or if this number is not a whole number, rounded up to the nearest whole number); and

   (ii) one-third of the executive directors (or if this number is not a whole number, rounded up to the nearest whole number).

   A director retiring at a meeting shall retain office until the close of the meeting.

The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company (the "Shareholders") by way of passing a special resolution at the annual general meeting of the Company to be held on Wednesday, 4th May 2005 (the "AGM"). A circular containing, inter alia, information on the proposed amendments to the Articles of Association together with a notice convening the AGM is to be despatched to the Shareholders upon publication of this announcement.

By Order of the Board
Ronald T. H. Chan
Executive Director & Company Secretary

Hong Kong, 8th April 2005

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 0003)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held in Hong Kong on Wednesday, 4th May 2005 at noon at which the above proposals will be considered is set out on pages 9 to 12. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting.

8th April 2005

CONTENTS

In this document and the appendix the following expressions have the following meanings unless the context otherwise requires:–

"Annual General Meeting"	the annual general meeting of the Company to be held on Wednesday, 4th May 2005 at noon, notice of which is set out on pages 9 to 12 of this document
"Articles of Association"	the articles of association of the Company as altered from time to time
"Board of Directors"	the board of directors of the Company
"Code"	The Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules
"Company"	The Hong Kong and China Gas Company Limited
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	Friday, 22nd April 2005, being the date for determination of entitlement to the final dividend
"Register"	the register of members of the Company
"Shareholders"	holders of Shares
"Shares"	shares of $0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"$" or "cent"	Hong Kong dollars and cents respectively

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. Lee Shau Kee, Chairman *
Mr. Liu Lit Man **
Mr. Leung Hay Man **
Mr. Colin Lam Ko Yin *
Dr. The Hon. David Li Kwok Po **
Mr. Ronald Chan Tat Hung
Mr. Lee Ka Kit *
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing *

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

8th April 2005

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1. INTRODUCTION

The purpose of this document is to give you notice of the Annual General Meeting to be convened for the purpose of considering and, if thought fit, passing resolutions to approve, inter alia, the re-election of retiring directors, the renewal of the general mandates to issue Shares and repurchase Shares and the amendments to the Articles of Association.

2. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Wednesday, 20th April 2005 to Friday, 22nd April 2005 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend for the financial year ended 31st December 2004. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 19th April 2005.

3. RE-ELECTION OF RETIRING DIRECTORS

According to the Articles of Association, one-third of the non-executive directors of the Company are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97 of the Articles of Association, Mr. Lee Ka Kit and Mr. Leung Hay Man are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Neither Mr. Lee Ka Kit nor Mr. Leung Hay Man has entered into any service contract with the Company and the term of office for each of Mr. Lee and Mr. Leung is the period up to his retirement by rotation in accordance with the Articles of Association. The directors' fees payable to Mr. Lee Ka Kit and Mr. Leung Hay Man are recommended by the Board of Directors with reference to their duties and responsibilities and approved by the shareholders of the Company at its general meetings. For the year ended 31st December 2004, each of Mr. Lee Ka Kit and Mr. Leung Hay Man received a fixed remuneration of $130,000 from the Company as director's fee. The details and brief biography of each of Mr. Lee Ka Kit and Mr. Leung Hay Man are as follows:

Mr. LEE Ka Kit *Non-executive Director*

Aged 41. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Henderson Development Limited ("Henderson Development"), Chairman and President of Henderson China Holdings Limited and a Director of Henderson Cyber Limited. Save as disclosed, Mr. Lee did not hold any directorship in other listed public companies in the last three years. Mr. Lee, Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the section on "Disclosure of Interests" in the Company's 2004 annual report for details). Mr. Lee is a Member of National Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company. Save as disclosed herein, Mr. Lee has no relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. LEUNG Hay Man F.R.I.C.S., F.C.I.Arb., F.H.K.I.S., *Independent Non-executive Director*

Aged 70. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is a Non-executive Director of Henderson Land Development, Henderson Investment and Hong Kong Ferry (Holdings) Company Limited. Save as disclosed, Mr. Leung did not hold any directorship in other listed public companies in the last three years. Henderson Land Development and Henderson Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the section on "Disclosure of Interests" in the Company's 2004 annual report for details). Save as disclosed herein, Mr. Leung has no relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

4. GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 5th May 2004, ordinary resolutions were passed to renew the general mandates to the Board of Directors (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of relevant resolution; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 5th May 2004 and the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's then issued share capital) of any Shares repurchased by the Company.

Pursuant to the Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 6(I), 6(II) and 6(III) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Board of Directors wishes to state that they have no immediate plans to repurchase any Shares or to issue any new Shares or warrants pursuant to the relevant mandates.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase resolution is set out in the appendix to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

5. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

On 19th November 2004, the Stock Exchange has issued the Code came into effect on 1st January 2005 which, inter alia, provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years (Code A4.2).

According to the existing Articles of Association, not more than one-third of the non-executive directors are subject to retirement by rotation at every annual general meeting. To ensure compliance with the code provisions of the Code, a special resolution will be proposed at the Annual General Meeting to amend the Articles of Association.

A special resolution which requires not less than 75 per cent of the votes cast by the Shareholders attending and entitled to vote at the Annual General Meeting will be put forth as special business to be considered and approved by the Shareholders. Details relating to the proposed amendments to the Articles of Association are set out in Resolution 6(IV).

6. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held at the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 4th May 2005 at noon is set out on pages 9 to 12. At the Annual General Meeting, ordinary resolutions numbered 3, 6(I), 6(II) and 6(III) and special resolution numbered 6(IV) will be proposed to re-elect the retiring directors of the Company, to approve the renewal of the general mandate for the repurchase of Shares, the renewal of the general mandate to allot, issue and otherwise deal with additional Shares and the amendments to the Articles of Association.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting even if you have completed and sent in a proxy form.

Pursuant to Article 70 of the Articles of Association, a resolution put to the vote at any general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand of a poll) a poll is properly demanded. Subject to the Ordinance, a poll may be demanded by:

(a) the chairman of the general meeting; or

(b) at least three Shareholders present in person or by proxy and entitled to vote; or

(c) any Shareholder or Shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the general meeting; or

(d) any Shareholder or Shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the general meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

7. RECOMMENDATIONS

The Board of Directors believes that the re-election of the retiring directors, the general mandates to repurchase Shares and to issue new Shares and the amendments to the Articles of Association are in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "shares" means share(s) of all classes in the capital of the Company and includes shares of $0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution sets out as Resolution 6(I) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the grant of a general mandate to directors to repurchase on the Stock Exchange fully-paid up shares representing up to 10 per cent of the Shares in issue as at the date of such Resolution. As at 31st March 2005, being the latest practicable date prior to the printing of this document for determining such figure, the number of Shares in issue, after deducting the number of Shares repurchased, was 5,591,281,988. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the directors would be authorised to repurchase up to 559,128,198 Shares.

(ii) The directors believe that the ability to repurchase shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The directors are seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The directors will decide the number(s) and class(es) of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the annual report for the year ended 31st December 2004) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intend to sell Shares to the Company in the event that the general mandate is granted.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at 31st March 2005, being the latest practicable date prior to the printing of this document, Dr. Lee Shau Kee, the Chairman, beneficially owned 3,226,174 Shares personally (0.06 per cent of the total issued Shares). In addition, 2,157,017,776 Shares (38.58 per cent of the total issued Shares) were beneficially owned by a subsidiary of Henderson Development Limited ("HD"), Fu Sang Company Limited ("FS") and some of the subsidiaries of Henderson Investment Limited ("HI"). Henderson Land Development Company Limited, a subsidiary of HD, beneficially owned more than 50 per cent of the issued shares of HI. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and FS. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins.

(viii) Together with his personal Shareholding in the Company, Dr. Lee Shau Kee was interested in 2,160,243,950 Shares (38.64 per cent of the total issued Shares) as at 31st March 2005. If the repurchase mandate is exercised in full by the Company and assuming that Dr. Lee Shau Kee does not dispose of any of his Shares, his percentage Shareholding in the Company will amount to 42.93 per cent of the total issued Shares. Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(ix) In the six months immediately prior to the printing of this document, the Company repurchased Shares on the Stock Exchange as follows:

Date of Repurchase	Number of Shares Repurchased	Price per Share Highest (*$*)	Lowest (*$*)
5th October 2004	669,000	14.85	14.75
6th October 2004	665,000	14.95	14.80
7th October 2004	1,050,000	14.95	14.85
8th October 2004	669,000	14.95	14.85
11th October 2004	502,000	14.95	14.85
12th October 2004	700,000	14.85	14.85
13th October 2004	933,000	14.95	14.80
14th October 2004	1,100,000	14.75	14.70
15th October 2004	900,000	14.75	14.70
18th October 2004	900,000	14.75	14.70
20th October 2004	700,000	14.90	14.85
21st October 2004	894,000	14.90	14.85
25th October 2004	1,324,000	14.70	14.45
26th October 2004	900,000	14.70	14.55
27th October 2004	611,000	14.65	14.60
28th October 2004	146,000	14.80	14.75

Date of Repurchase	Number of Shares Repurchased	Price per Share Highest ($)	Price per Share Lowest ($)
4th January 2005	1,420,000	15.80	15.70
5th January 2005	1,905,000	15.65	15.25
6th January 2005	1,650,000	15.55	15.40
7th January 2005	2,176,000	15.55	15.25
10th January 2005	1,200,000	15.55	15.40
11th January 2005	1,550,000	15.65	15.60
12th January 2005	300,000	15.65	15.60
14th January 2005	1,270,000	15.65	15.50
18th January 2005	200,000	15.70	15.70
19th January 2005	200,000	15.65	15.65
20th January 2005	1,270,000	15.55	15.50
21st January 2005	700,000	15.45	15.45
24th January 2005	1,322,000	15.55	15.40
25th January 2005	1,550,000	15.50	15.45
4th February 2005	200,000	15.65	15.65
18th March 2005	500,000	15.65	15.65
23rd March 2005	900,000	15.65	15.60
24th March 2005	769,000	15.65	15.60
29th March 2005	1,506,000	15.55	15.25
30th March 2005	1,100,000	15.35	15.20
31st March 2005	1,800,000	15.45	15.35

Save as disclosed above, the Company had not purchased any Shares in the six months immediately prior to the printing of this document.

(x) No "connected person", that is, a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) has notified the Company that it has a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares held by them to the Company in the event that the general mandate is granted by the Shareholders.

(xi) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest *($)*	Lowest *($)*
March 2004	13.95	12.60
April 2004	13.65	12.90
May 2004	13.55	11.00
June 2004	13.40	12.05
July 2004	13.75	12.60
August 2004	14.05	13.25
September 2004	14.80	13.65
October 2004	15.10	14.45
November 2004	16.50	14.85
December 2004	16.45	15.70
January 2005	16.30.	15.20
February 2005	16.70	15.60
March 2005	16.60	15.20

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited will be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 4th May 2005 at noon for the following purposes:

1. To receive and consider the statement of accounts for the year ended 31st December 2004 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.

5. To approve each Director's fee at the rate of HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of HK$130,000 per annum.

6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions and a special resolution respectively:–

Ordinary Resolutions

(I) **"THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(II) **"THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 6(II); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(III) **"THAT** conditional upon the passing of Resolutions 6(I) and 6(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(II) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(I) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

Special Resolution

(IV) **"THAT** the Articles of Association of the Company be and are hereby amended as follows:

(a) in the fourth line of Article 70, by adding the following words after the words "Subject to the Companies Ordinance":

"and the rules prescribed by the Stock Exchange from time to time";

(b) by replacing Article 95 in its entirety with the following:

"At each annual general meeting, one-third of the directors other than the executive directors (or if this number is not a whole number, rounded up to the nearest whole number) shall retire from office. A director other than an executive director retiring at a meeting shall retain office until the close of the meeting."; and

(c) by replacing Article 96 in its entirety with the following:

"At each annual general meeting, one-third of the executive directors (or if this number is not a whole number, rounded up to the nearest whole number) shall retire from office. An executive director retiring at a meeting shall retain office until the close of the meeting.""

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 8th April 2005

Notes:

1. The Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants.

2. Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Wednesday, 20th April 2005 to Friday, 22nd April 2005, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 19th April 2005.

5. If approved, the dividend will be payable on Thursday, 5th May 2005.

此乃要件　請即處理

閣下對本文件各方面內容或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

（股份代號：0003）

股東週年大會通告
建議
重選退任董事
一般性授權
發行股份及購回股份
及
修改組織章程細則

香港中華煤氣有限公司訂於2005年5月4日星期三中午舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第9頁至第12頁。無論　閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及盡快交回，最遲須於大會指定舉行時間48小時前交回。

2005年4月8日

目　錄

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2005年5月4日星期三中午舉行之本公司股東週年大會，大會通告載於本文件第9頁至第12頁
「組織章程細則」	指	不時變更的本公司組織章程細則
「董事會」	指	本公司董事會
「守則」	指	上市規則附錄十四之《企業管治常規守則》
「本公司」	指	香港中華煤氣有限公司
「上市規則」	指	聯交所證券上市規則
「條例」	指	公司條例（香港法例第32章）
「記錄日期」	指	2005年4月22日星期五，即確定可獲發末期股息之日期
「股東名冊」	指	本公司之股東名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25元之股份
「聯交所」	指	香港聯合交易所有限公司
「元」及「仙」	概指	香港幣值

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

董事：
李兆基博士(主席)*
廖烈文先生**
梁希文先生**
林高演先生*
李國寶博士**
陳達雄先生
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*

* 非執行董事
** 獨立非執行董事

註冊辦事處：
香港
北角渣華道363號
23樓

敬啟者：

建議重選退任董事、一般性授權發行股份及購回股份及修改組織章程細則

1. 緒言

本文件旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的，是考慮並在各股東認為適當之情況下通過決議案，以重選退任董事、批准延續發行股份及購回股份之一般性授權及修改組織章程細則。

2. 暫停辦理股份過戶登記

本公司將由2005年4月20日星期三至2005年4月22日星期五(包括首尾兩天)暫停辦理股份過戶登記，以確定股東對擬派截至2004年12月31日止年度之末期股息所應享有之權利。為確保有資格收取建議之末期股息，所有股份過戶文件連同有關股票，必須於2005年4月19日星期二下午4時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

3. 重選退任董事

根據組織章程細則，在每一屆之股東週年大會上，三分之一之非執行董事須輪值告退。根據組織章程細則第97條，於本屆股東週年大會舉行時李家傑先生及梁希文先生輪值告退，但仍可再選連任。李家傑先生及梁希文先生並無與本公司簽署任何服務合約，其任期乃根據組織章程細則所訂輪值告退。李家傑先生及梁希文先生之董事袍金經本公司董事會根據其職責建議，由本公司股東於股東會上批准。截至2004年12月31日止年度，李家傑先生及梁希文先生各收取本公司定額酬金13萬元作為董事袍金。有關李家傑先生及梁希文先生之個人資料如下：

李家傑先生 非執行董事

41歲，於1990年獲委任為本公司董事。李先生曾在英國接受教育，現任恒基兆業地產有限公司（「恒基地產」）、恒基兆業發展有限公司（「恒基發展」）及恒基兆業有限公司（「恒基兆業」）副主席、恒基中國集團有限公司董事長及總裁及恒基數碼科技有限公司之董事。除上述外，李先生於過去三年並無出任其他上市公眾公司之董事。李先生、恒基地產、恒基發展及恒基兆業持有根據證券及期貨條例須予披露之本公司股份權益（詳見本公司2004年報《公開權益資料》段）。李先生現為中國人民政治協商會議全國委員會委員。李先生是本公司主席李兆基博士之兒子及非執行董事李家誠先生之胞兄。除上述外，李先生並無與本公司任何董事、高層管理人員、主要股東或控股股東有任何關係。此外，除上述外，李先生並無持有其他根據《證券及期貨條例》第XV部所指之本公司股份權益。

梁希文先生 獨立非執行董事

70歲，於1981年獲委任為本公司董事。梁先生是恒基地產、恒基發展及香港小輪（集團）有限公司之非執行董事。除上述外，梁先生於過去三年並無出任其他上市公眾公司之董事。恒基地產及恒基發展持有根據《證券及期貨條例》須予披露之本公司股份權益（詳見本公司2004年報《公開權益資料》段）。除上述外，梁先生並無與本公司任何董事、高層管理人員、主要股東或控股股東有任何關係。此外，梁先生並無持有根據《證券及期貨條例》第XV部所指之本公司股份權益。

4. 一般性授權發行股份及購回股份

在2004年5月5日舉行之本公司上屆之股東週年大會上，通過普通決議延續給予董事會(i)購回面值總額不超過本公司於決議當日已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2004年5月5日之已發行股本面值總額之20%及本公司購回之任何股份之面值（最多達本公司當時已發行股本面值總額10%）總額之股份之一般性授權。

根據條例及上市規則之條款，除非在本屆之股東週年大會上重新作出上述一般性授權，否則此等授權將在本屆之股東週年大會完結時失效。載於股東週年大會通告第6(I)、6(II)及6(III)項決議案將於本屆之股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權購回任何股份或發行任何新股份或認股權證。

遵照上市規則之規定寄予股東之有關回購決議案之說明書載於本文件之附錄，其中盡可能載有讓股東就贊成或反對該等決議案而作出有資料根據之選擇所需之資料。

5. 修改組織章程細則

2004年11月19日聯交所發表之守則，已於2005年1月1日生效。其中守則條文第A 4.2條訂明每名董事（包括有指定任期的董事）應輪流退任，至少每三年一次。

根據本公司之章程，在每一屆之股東週年大會上，不多於三分之一之非執行董事須輪值告退。為確保符合守則，修改組織章程細則之特別決議案將於股東週年大會內提出。

需經出席股東週年大會並有至少百分之七十五擁有投票權之股東表決之特別決議案將由股東作為特別事項考慮採納。有關建議修改組織章程細則之詳情載於第6(IV)項決議案。

6. 股東週年大會

建議於2005年5月4日星期三中午12時正在香港文華東方酒店雙喜廳舉行本公司股東週年大會之通告載於第9頁至第12頁。在股東週年大會上，第3、6(I)、6(II)及6(III)項普通決議案及第6(IV)項特別決議案將被提出，以重選退任董事、批准延續購回股份之一般性授權以及延續配發、發行及以其他方式處置新增股份之一般性授權及修改組織章程細則。

隨本文件附奉股東週年大會之代表委任表格。無論 閣下能否出席該大會，務請將該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，閣下仍可出席股東週年大會及投票。

根據組織章程細則第70條，於任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求適當地被提出（在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時）。除該條例另有規定，下述人士可以提出以投票方式表決：

(a) 股東大會主席；或

(b) 至少三名親身或由委任代表出席並有權表決之股東；或

(c) 佔全體有權在該股東大會上投票的股東的總投票權不少於十分之一的一名或多於一名親身或由委任代表出席之股東；或

(d) 持有授予在股東大會上表決權利之股份之一名或多於一名親身或由委任代表出席之股東，而就股份已繳足的總款額乃相等於不少於授予該表決權的全部股份已繳足總款額的十分之一。

7. 推薦意見

董事會相信重選退任董事、一般性授權購回股份及發行新股份及修改組織章程細則符合本公司及其股東之利益，因此建議 閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2005年4月8日

以下為上市規則規定就一般性授權購回股份之建議須寄予股東之說明書。說明書並構成該條例第49BA條規定之摘要。說明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第6(I)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份。於2005年3月31日，即本文件付印前確定該等數字之最後實際可行日期，已發行之股份數目減去已購回之股份後為5,591,281,988股。以該數字為基準及假設在股東週年大會舉行前本公司並無發行或購回股份，董事會將獲授權購回最多559,128,198股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加資產淨值及／或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率（與截至2004年12月31日止年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較）可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或（就各董事作出合理查詢後所知）各董事之任何聯繫人士（定義見上市規則）現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照上市規則及香港法律，根據一般性授權行使本公司購回股份之權力。

(vii) 於2005年3月31日(本文件付印前之最後實際可行日期),主席李兆基博士個人實益擁有3,226,174股股份(佔已發行股份總數之0.06%)。此外,2,157,017,776股股份(佔已發行股份總數之38.58%)則由恒基兆業有限公司(「恒基兆業」)一間附屬公司、富生有限公司(「富生」)及恒基兆業發展有限公司(「恒基發展」)若干附屬公司實益擁有。恒基兆業地產有限公司為恒基兆業之附屬公司,並實益擁有超過50%恒基發展已發行股份。Rimmer (Cayman) Limited(「Rimmer」)作為一全權信託之受託人擁有一單位信託(「單位信託」)之大部分單位權益。Hopkins (Cayman) Limited(「Hopkins」)作為上述單位信託之受託人,實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。

(viii) 連同其個人股份,李兆基博士於2005年3月31日擁有2,160,243,950股股份(佔已發行股份總數之38.64%)。假設本公司全面行使一般性購回股份之授權及李兆基博士沒有出售其擁有之任何股份,李兆基博士擁有之股份佔已發行股份總數之42.93%。因此,根據香港公司收購及合併守則第26條,行使該項授權可能導致須向股東作出全面收購建議。

(ix) 在本文件付印日期前6個月內,本公司在聯交所購回之股份詳情如下:

		每股價格	
購回日期	**購回股份數目**	**最高**	**最低**
		(元)	(元)
2004年10月5日	669,000	14.85	14.75
2004年10月6日	665,000	14.95	14.80
2004年10月7日	1,050,000	14.95	14.85
2004年10月8日	669,000	14.95	14.85
2004年10月11日	502,000	14.95	14.85
2004年10月12日	700,000	14.85	14.85
2004年10月13日	933,000	14.95	14.80
2004年10月14日	1,100,000	14.75	14.70
2004年10月15日	900,000	14.75	14.70
2004年10月18日	900,000	14.75	14.70
2004年10月20日	700,000	14.90	14.85
2004年10月21日	894,000	14.90	14.85
2004年10月25日	1,324,000	14.70	14.45
2004年10月26日	900,000	14.70	14.55
2004年10月27日	611,000	14.65	14.60
2004年10月28日	146,000	14.80	14.75

購回日期	購回股份數目	每股價格 最高 (元)	最低 (元)
2005年1月4日	1,420,000	15.80	15.70
2005年1月5日	1,905,000	15.65	15.25
2005年1月6日	1,650,000	15.55	15.40
2005年1月7日	2,176,000	15.55	15.25
2005年1月10日	1,200,000	15.55	15.40
2005年1月11日	1,550,000	15.65	15.60
2005年1月12日	300,000	15.65	15.60
2005年1月14日	1,270,000	15.65	15.50
2005年1月18日	200,000	15.70	15.70
2005年1月19日	200,000	15.65	15.65
2005年1月20日	1,270,000	15.55	15.50
2005年1月21日	700,000	15.45	15.45
2005年1月24日	1,322,000	15.55	15.40
2005年1月25日	1,550,000	15.50	15.45
2005年2月4日	200,000	15.65	15.65
2005年3月18日	500,000	15.65	15.65
2005年3月23日	900,000	15.65	15.60
2005年3月24日	769,000	15.65	15.60
2005年3月29日	1,506,000	15.55	15.25
2005年3月30日	1,100,000	15.35	15.20
2005年3月31日	1,800,000	15.45	15.35

除上述外，本公司在本文件付印日期前6個月內並無購回股份。

(x) 本公司之「關連人士」，即本公司或其任何附屬公司的董事、行政總裁或主要股東，或任何該等人士的聯繫人（定義見上市規則）概無知會本公司彼等現擬出售股份予本公司，彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

(xi) 股份於過去12個月在聯交所之最高及最低成交市價如下：

	最高 （元）	最低 （元）
2004年3月	13.95	12.60
2004年4月	13.65	12.90
2004年5月	13.55	11.00
2004年6月	13.40	12.05
2004年7月	13.75	12.60
2004年8月	14.05	13.25
2004年9月	14.80	13.65
2004年10月	15.10	14.45
2004年11月	16.50	14.85
2004年12月	16.45	15.70
2005年1月	16.30	15.20
2005年2月	16.70	15.60
2005年3月	16.60	15.20

（如中文譯本之文義與英文原本有歧異時，應以英文原本為準）

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

敬啟者:本公司訂於2005年5月4日星期三中午12時正假座香港文華東方酒店雙喜廳舉行股東週年大會,議程如下:

1. 省覽截至2004年12月31日止年度之年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重行委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師,並授權董事會釐訂其酬金。

5. 通過每名董事袍金每年為港幣13萬元,主席則另加港幣13萬元。

6. 視為特別事項處理,考慮採納下列決議案,如認為適當,即分別為普通決議及特別決議:—

普通決議

(I) 「**動議**:

(a) 在下文(b)段之限制下,一般性及無條件批准本公司董事會於有關期間內行使本公司購回股份之一切權力;

(b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額之10%,而上述之批准應以此為限;

(c) 就本決議案而言:—

「有關期間」指由通過本決議案起計直至下列較早日期止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 根據法例或公司章程規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時；

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券。」

(II) **「動議：**

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證；

(b) 除了在供股之情況下，本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論其為依據認股權所配發與否）之股本面值總額不得超過本公司於通過本決議案當日之已發行股本面值總額之20%；及

(c) 就本決議案而言：—

「有關期間」及「股份」與本股東週年大會通告第6項第(I)段之決議案所賦予之涵義相同，惟「有關期間」之定義中「本決議案」應被理解為本第6項第(II)段之決議案；及

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時之持股比例供股（惟本公司董事會有權就零碎股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排）。」

(III) 「**動議**：在本股東週年大會通告第6項第(I)段及第(II)段之動議獲得通過之條件下，擴大根據上文第6項第(II)段之決議案授予本公司董事會現已生效由董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權，即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加，增加額相等於本公司董事會根據上文第6項第(I)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額之10%。」

特別決議

(IV) 「**動議**：本公司之組織章程細則修改如下：

(a) 在第70條第4行中「在公司條例」之後加入以下文字：

「和香港聯合交易所有限公司不時規定之規則之限制下」；

(b) 刪除第95條整條並以以下條文代替：

「在每一屆之股東週年大會上，三分之一之董事（除執行董事外）（或如此數並非整數，則向上調整至最接近之整數）須退任。將退任之董事（除執行董事外）仍擔任本公司董事直至大會結束時。」；及

(c) 刪除第96條整條並以以下條文代替：

「在每一屆之股東週年大會上，三分之一之執行董事（或如此數並非整數，則向上調整至最接近之整數）須退任。將退任之執行董事仍擔任本公司董事直至大會結束時。」」

承董事會命
執行董事及公司秘書
陳達雄 謹啟

香港，2005年4月8日

附註：

1. 董事會表示，董事會目前並無意購回任何現有股份或發行任何新股或認股權證。

2. 凡有權出席股東大會及投票之股東，均可委派一位或多位代表出席會議及代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件（如有）或經公證人簽署證明之有關授權書或授權文件副本，最遲須於股東大會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方屬有效。

3. 股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

4. 本公司將由2005年4月20日星期三至2005年4月22日星期五（包括首尾兩天）暫停辦理股份過戶登記。為確保有資格收取建議發行之末期股息，所有股份過戶文件連同有關股票，必須於2005年4月19日星期二下午4時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

5. 如股東大會通過，股息將於2005年5月5日星期四派發。